

Mail Stop 3628

October 23, 2008

By Facsimile and U.S. Mail
Keith E. Gottfried, Esq.
Blank Rome LLP
600 New Hampshire Avenue, N.W.
Washington, DC 20037

      Re: **Magellan Petroleum Corporation**
                Schedule 14A filed by ANS Investments LLC and Jonah Meer
                Additional Soliciting Material filed pursuant to Rule 14a-12
                Filed October 14, 2008
                File No. 001-05507

Dear Mr. Gottfried:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. We note that this filing refers security holders to information expected to be contained in the company's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

2. We note that throughout your proxy and on your proxy card you state that the proxy is being solicited by ANS Investments LLC. Please revise to clarify that the proxy is also being solicited by Mr. Meer.

Proposal One; Election of Directors, page 30

3. We note that you may introduce substitute or additional nominees. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. Further, we note that if there is not a reasonable period of time prior to the annual meeting date, the shares represented by the blue proxy card will be voted for the substitute or additional nominees. Please note that we consider the existence of alternative nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Biographical Information of the Nominee, page 33

4. Revise to affirmatively indicate, if true, that the Nominee has consented to serve *if elected*. Refer to Rule 14a-4(d)(4).

Annex I

5. ANS Investments and its Nominee are participants in the solicitation within the meaning of term "participants" as defined in Instruction 3 to Item 4 of Schedule 14A. Please revise to remove the implication that a question exists as to whether or not these parties may be properly defined as participants by deleting the term "deemed."

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions